TRINIDAD
ENERGY SERVICES INCOME TRUST

06011862

82-34867

March 09, 2006

RECEIVED
SEC MAIL PROCESSING SECTION
MAR 20 2006
WASH, D.C. 213

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Filing Desk

Re: Trinidad Energy Services Income Trust

SUPPL

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's News Release for January 17, 2006. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Very truly yours,

Jenna Francom

Per: E. Tara Wood
Executive Assistant

PROCESSED
MAR 23 2006
THOMSON
FINANCIAL

3/23

2500, 700 - 9th Avenue SW, Calgary, AB T2P 3V4 Phone: 403.265.6525 Fax: 403.265.4168
TSX Symbol: TDG.UN **Website:** www.trinidaddrilling.com

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: January 17, 2006

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES CASH DISTRIBUTION FOR JANUARY 2006

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") announces that its monthly cash distribution to unitholders for the month of January 2006 will be 8.5 cents per trust unit ($1.02 per annum) and that the distribution will be paid February 15, 2006 to unitholders of record on January 31, 2006.

Trinidad Trust has implemented a Distribution Reinvestment Plan for the benefit of its unitholders. Participation information can be found on our website at www.trinidaddrilling.com, or Registered Unitholders may contact the undersigned or Valiant Trust Company (the Plan Agent) at: Phone: 403-233-2801; Fax: 403-233-2847; E-mail: valiantstocktransfer@telusplanet.net. Non-Registered Unitholders should contact their individual investment dealers.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. With the completion of the acquisition of the Cheyenne rigs and with new rig construction, the Trust will have 101 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad has 16 service rigs that have been completely retrofitted or are new within the past five years and 1 more service rig currently under construction. Trinidad also operates 17 pre-set and coring rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

Information contact:
Michael E. Heier, CEO or
Brent Conway, CFO
at 403-265-6525
e-mail: info@trinidaddrilling.com